UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 814-01317

New Mountain Guardian III BDC, L.L.C.
(Exact name of registrant as specified in its charter)

1633 Broadway, 48th Floor
New York, NY 10019
(212) 720-0300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Units of Limited Liability Company Interests
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None*

*
On October 11, 2024, New Mountain Guardian III BDC, L.L.C., a Delaware limited liability company (the “Target Fund”) and New Mountain Private Credit Fund, a Maryland statutory trust (the “Surviving Fund”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of the Target Fund with and into the Surviving Fund. Pursuant to the Merger Agreement, on December 17, 2024, the Target Fund merged with and into the Surviving Fund.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, New Mountain Private Credit Fund, on behalf of New Mountain Guardian III BDC, L.L.C., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: December 19, 2024

New Mountain Private Credit Fund, on behalf of New Mountain Guardian III BDC, L.L.C.

By:	/s/ Joseph W. Hartswell
Name:	Joseph W. Hartswell
Title:	Chief Compliance Officer and Corporate Secretary